Exhibit 99.1

Nexera Technologies Reports Full Year 2025 Revenue Growth to $16.83 Million Driven by Strong Second Half Performance of $9.85 Million

Tel Aviv, Israel, April 01, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW) (formerly known as Jeffs’ Brands Ltd) today announced its financial and operational results for the fiscal year ended December 31, 2025.

Key Financial Highlights for 2025:

●	Total revenues for the year ended December 31 ,2025 reached $16.83 million, representing 23% growth compared to $13.69 million for the year ended December 31, 2024.

●	Revenues in the second half of 2025 reached $9.85 million, demonstrating accelerated momentum in the second half of the year.

●	Gross profit increased to $1.77 million, up 12% from $1.57 million in the previous year.

●	Product revenue reached $14.4 million representing a rapid growth in Fort Products’ sales in the United Kingdom, as well as Fort Products’ revenues in Europe

●	Service revenue from the logistics operations segment contributed $2.4 million, approximately 15% of the Company’s total revenue, in 2025.

In recent months, the Company has undergone a significant strategic transformation and entered the rapidly expanding homeland security market. This shift is centered on leveraging the Company’s data-driven expertise to deliver advanced artificial intelligence (“AI”) powered solutions for critical infrastructure protection, supported by a comprehensive corporate rebranding initiative designed to better reflect the Company’s evolving business focus and long-term growth strategy.

“We are proud of the progress we made throughout 2025,” said Eliyahu Zamir, Chief Executive Officer of Nexera. “We achieved meaningful revenue growth and successfully integrated Pure Logistics, which is already contributing positively to our bottom line. At the same time, we made significant strides in positioning KeepZone AI (“KeepZone”) as a key player in the global homeland security market. We believe these achievements, combined with our recently completed rebranding to Nexera Technologies, lay a strong foundation for accelerated growth and long-term value creation in 2026 and beyond.”

The Company continues to leverage its expertise in data analytics and operational efficiency to support both its established E-commerce activities and its expanding portfolio of AI-powered homeland security (“HLS”) solutions.

The 2025 Annual Report includes the Company’s audited financial statements for the year ended December 31, 2025. The 2025 Annual Report can be accessed at the SEC’s website at https://www.sec.gov/ .This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

About Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Nexera Technologies Ltd (formerly known as Jeffs’ Brands Ltd) operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce:

●	KeepZone - A wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets.

●	Fort Products – Legacy consumer products operations focused on pest control and remedial products, which was sold to Fort Technology Inc. (“Fort”) in July 2025 in exchange for a controlling equity interest. The Company has since reduced its stake in Fort while retaining control and strategic involvement in related E-commerce activities.

●	E-commerce activities - Ongoing legacy operations in data-driven online retail (primarily Amazon Marketplace) through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the Company’s strategic repositioning to focus on homeland security technologies, AI-driven solutions, and advanced detection systems; the Company’s belief that the rebranding to Nexera Technologies represents a significant milestone in its transformation; the Company’s expectation that KeepZone will become a key player in the global homeland security market; the Company’s belief that its achievements in 2025, combined with its ongoing rebranding to Nexera Technologies, lay a strong foundation for accelerated growth and long-term value creation in 2026 and beyond; the Company’s expectation that the integration of Pure Logistics will continue to contribute positively to its bottom line; the Company’s plans for continued international expansion, including deeper penetration into European markets and enhanced U.S. logistics capabilities; and the Company’s expectation that its expansion into advanced technology and security solutions through KeepZone and its other subsidiaries will complement its existing E-commerce operations. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

Adi and Michal PR-IR

Investor Relations, Israel

michal@efraty.com